EXHIBIT 1

                                 PROXY STATEMENT

                            TOWER SEMICONDUCTOR LTD.
                  HAMADA AVENUE, RAMAT GAVRIEL INDUSTRIAL PARK
                                  P.O. BOX 619
                           MIGDAL HAEMEK 23105, ISRAEL


                     SPECIAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON MAY 14, 2003

         The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at our Special General Meeting of Shareholders (the "Meeting") to be held on May 14, 2003, or at any adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as the close of business on April 20, 2003. On that date, we had outstanding and entitled to vote 43,435,532 of our ordinary shares, par value New Israeli Shekels ("NIS") 1.00 (the "Ordinary Shares").

         The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about April 21, 2003. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

         Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. Management is not aware of any other matters to be presented at the Meeting.

         Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Tower Semiconductor Ltd., Hamada Avenue, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel.

         Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. Proposal 1 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the Meeting, provided that the total votes cast in opposition to such proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. Proposals 2 and 3 to be presented at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals. Proposal 4 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal including the affirmative vote of at least two thirds of the votes of the Ordinary Shares present in person or by proxy at the Meeting and voting thereon that are not held by the controlling shareholders of the Company. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to May 21, 2003 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, the persons present shall constitute a quorum.


                             PRINCIPAL SHAREHOLDERS


         The following table and notes thereto set forth information, as of March 31, 2003, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of the our Ordinary Shares. The following table takes into account Ordinary Shares issuable pursuant to the current terms of the fifth milestone payment under the Fab 2 investment agreements and does not take into account Ordinary Shares issuable pursuant to the terms of the proposed amendment to the fifth milestone payment terms under the Fab 2 investment agreements described in Proposal 1 of this proxy statement. On such date, 43,435,532 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

                                                                                             PERCENT OF CLASS
IDENTITY OF PERSON OR GROUP                   AMOUNT OWNED       PERCENT OF CLASS(1)           (DILUTED)(2)
----------------------------------------- ------------------ -------------------------- -----------------------

Israel Corporation Technologies (ICTech)
Ltd. ("ICTech") (3) (4)                      13,776,753(5)              30.72                      23.52

Alliance Semiconductor Corporation(4)         6,791,537(6)              15.38                      11.60

SanDisk Corporation(4)                        6,827,961(7)              15.46                      11.66

Macronix International Co. Ltd.(4)            6,595,795(8)              14.96                      11.26

Ontario Teachers' Pension Plan Board
("OTPP")                                      4,350,000(9)               9.71                       7.43


(1) Assumes the holder's beneficial ownership of all Ordinary Shares that the holder has a right to purchase within 60 days.

(2) Assumes that all currently outstanding rights to purchase Ordinary Shares have been exercised by all holders.

(3) On January 31, 2001, Israel Corp. transferred all its beneficial ownership of shares of Tower to ICTech.

(4) Pursuant to a shareholders agreement among Israel Corp., Alliance Semiconductor Corporation, SanDisk Corporation and Macronix Co. Ltd., each of ICTech, Alliance Semiconductor Corporation, SanDisk Corporation and Macronix Co. Ltd. may be said to have shared voting and dispositive control over 72.38% of the outstanding shares of Tower.

(5) Based on information provided by ICTech, represents 12,366,430 shares currently owned by ICTech, a minimum of 244,445 shares and a maximum of 586,667 shares issuable pursuant to a Share Purchase Agreement, dated as of December 12, 2000, and 823,656 shares issuable upon the exercise of currently exercisable warrants.

(6) Based upon information provided by Alliance, represents 6,067,100 shares currently owned by Alliance, 366,690 shares issuable pursuant to a Share Purchase Agreement dated as of August 30, 2000, and 357,747 shares issuable upon the exercise of currently exercisable warrants.

(7) Based on information provided by SanDisk, represents 6,100,959 shares currently owned by SanDisk, 366,690 shares issuable pursuant to a Share Purchase Agreement dated as of July 4, 2000, and 360,312 shares issuable upon the exercise of currently exercisable warrants.

(8) Based on information provided by Macronix, represents 5,932,105 shares currently owned by Macronix, 366,690 shares issuable pursuant to a Share Purchase Agreement dated as of December 12, 2000, and 297,000 shares issuable upon the exercise of currently exercisable warrants.

(9) Based on information provided by OTPP, represents 3,000,000 shares currently owned by OTPP and 1,350,000 shares issuable upon the exercise of currently exercisable warrants issued pursuant to a Share Purchase Agreement dated July 23, 2002.


                 MATTERS RELATING TO THE SPECIAL GENERAL MEETING



         At the Meeting, the shareholders will be asked to vote on the following proposals:



                                 PROPOSAL NO. 1

         In January 2001, we commenced construction of Fab 2, our new advanced wafer fab adjacent to our current facility in Migdal Haemek. The new fab will operate in geometries of 0.18 micron and below, using advanced materials and advanced CMOS technology from Toshiba Corporation and Motorola Inc., as well as other technologies that we develop independently or might acquire from third parties. When production ramp-up is completed, we expect that Fab 2 will have a capacity of up to 33,000 200-mm wafers per month and employ approximately 1,100 people.

         During the second half of 2000, we entered into a series of agreements ("Fab 2 Wafer Partner Agreements") with four wafer partners: SanDisk Corporation ("SanDisk"), the world's largest supplier of Flash data products; Alliance Semiconductor Corporation ("Alliance"), a leading provider of high performance memory and memory intensive logic products; Macronix International Co., Ltd.

("Macronix"), a leading provider of application driven non-volatile memory products and QuickLogic Corporation ("QuickLogic"), a pioneer in the development of embedded standard products (SanDisk, Alliance, Macronix and QuickLogic, as a group, shall be referred to as the "Wafer Partners"). The Wafer Partners agreed to invest an aggregate of $250 million in Fab 2 over five milestone-linked payments; SanDisk, Alliance and Macronix each committed to invest $75 million and QuickLogic committed to invest $25 million in exchange for ordinary shares and credits towards the purchase of wafers from Fab 2 under the terms set forth in the Fab 2 Wafer Partner Agreements, as amended from time to time, or, in certain circumstances, to purchase additional ordinary shares. We also agreed to reserve a portion of our Fab 2 capacity for each of the Wafer Partners.

         To date, the Wafer Partners have all honored their respective milestone based investment commitments. In addition, SanDisk, Alliance and Macronix invested an aggregate of $11.28 million in the share capital of the Company pursuant to their exercise of rights distributed by us in September 2002 to our shareholders and employees. Taking into account amounts received as part of the Wafer Partners committed investments as well amounts received in connection with our September 2002 rights offering, to date, we have received an aggregate of $225,099,827 million from the Wafer Partners, $177,853,768 million of which has been applied to the purchase of 19,857,532 ordinary shares and $47,246,059 million of which has been established as long-term customer advances ("Wafer Credits") to be credited against purchases by the Wafer Partners.

         In December 2000, Israel Corporation Ltd., the parent company of our current principal shareholder and one of Israel's major holding companies, agreed to invest $50 million in several closings contemporaneous with the closings with the Wafer Partners through its wholly-owned subsidiary, Israel Corporation Technologies (ICTech) Ltd. ("ICTech").

         In February 2001, the Challenge Fund-Etgar II, LP (the "Challenge Fund"), a Delaware venture capital partnership, agreed to invest $5 million in Tower on substantially the same terms as ICTech (ICTech and Challenge Fund shall each be referred to as an "Equity Partner" and collectively as the "Equity Partners")(Equity Partners and Wafer Partners shall be collectively referred to as "Investment Partners").

         To date, our Equity Partners have all honored their respective milestone based investment commitments. In addition, ICTech invested $9.2 million in the share capital of the Company pursuant to its exercise of rights distributed by us in September 2002 to our shareholders and employees. Taking into account amounts received as part of the Equity Partners committed investments as well amounts received in connection with our September 2002 rights offering, to date, we have received an aggregate of $56,085,064 from the Equity Partners, which has been applied to the purchase of 7,166,701 of our ordinary shares.

         In September 2001, we entered into agreements with all of the Wafer Partners to convert $53.7 million in Wafer Credits into ordinary shares at a price per share of $12.75. This agreement was approved by our Audit Committee, Board of Directors and shareholders, all as required by applicable law.

         From March 2002 to May 2002, we entered into agreements with the Wafer Partners and with the Equity Partners, pursuant to which all of the Wafer Partners and the Equity Partners advanced the third and fourth Fab 2 milestone payments irrespective of the achievement of these milestones. In consideration of our partners advancement of the third and fourth milestone payments, the Wafer Partners were issued ordinary shares equivalent to sixty percent of the aggregate amount of their third and fourth milestone payments divided by the average trading price for the ordinary shares during the 30 consecutive trading days preceding the date of payment ($6.16 and $4.908, respectively) and the remaining forty percent of their advanced payments was established as Wafer Credits; the aggregate amount of Wafer Credits that was credited to the Wafer Partners in connection with each of the third and fourth milestone payments was $14,667,600 or a total of $29,335,200 in Wafer Credits for both milestone payments, and the Equity Partners were issued ordinary shares equivalent to the aggregate amount of their third and fourth milestone payments divided by the average trading price for the ordinary shares during the 30 consecutive trading days preceding the date of payment ($6.16 and $4.908, respectively). These agreements were approved by our Audit Committee, Board of Directors and shareholders, all as required by applicable law.

         As part of the Fab 2 investment agreements, as amended (the "Fab 2 Investment Agreements"), we committed to our Wafer Partners to raise a cumulative total of $50 million from new wafer partners by March 31, 2003. We did not raise this sum from new wafer partners by the prescribed date, the raising of which is a condition to all of our Wafer Partners' obligation to complete their fifth milestone investment under the Fab 2 Investment Agreements. Had we achieved the March 2003 fundraising requirement, the fifth milestone, which is the successful production of 5,000 wafer starts per month for two full consecutive months, would have been the only remaining milestone which we would have been required to achieve in order for the major Investment Partners to complete their committed investments. Under our Fab 2 Investment Agreements, the fifth milestone is to be achieved by July 2003 when taking into account a seven and a half month grace period. Due to current market conditions we have deferred a portion our Fab 2 equipment purchases and we therefore do not expect to achieve the fifth milestone by its prescribed completion date.

         In January 2001, we entered into a credit  facility  agreement with two leading Israeli banks (the "Credit Facility") pursuant to which the banks committed to make available to us, as amended, up to $500 million of loans for the Fab 2 project. To date, our banks have provided us with $274 million of financing for the project, $102 million of which was provided in 2001, $142 million of which was provided in 2002 and $30 million of which was provided in February of this year. The Credit Facility, as amended, currently requires us to continue to raise minimum amounts from specified financial sources as follows:
$110 million by the end of December 2002 (of which we have raised $86.2 million to date) and $34 million by the end of December 2003. We are in negotiations with our banks to reschedule our December 2002 additional financing obligations and have proposed that should the major Wafer Partners and ICTech prepay the fifth milestone under the Fab 2 Investment Agreements such amounts that are advanced by our Investment Partners will postpone our additional financing obligations. Our banks consent to such postponement is a condition to the effectiveness of the amendment to the Fab 2 Investment Agreements, the approval of which you are being asked to vote on in this proposal. To date, we have not reached any definitive agreements with our banks in connection with the postponement of the December 2002 additional financing date, and there is no certainty that the banks will agree to this postponement.

         Due to changes that have occurred in the semiconductor market and world economy we are in the process of retaining a world leading first-tier consulting firm to review our Fab 2 plan and the capital expenditures we have made and expect to continue to make. We expect that our banks will look to the results of the report of the consultant we are retaining in evaluating the terms under which the banks will continue to fund the Fab 2 project.

         Amendment to Fab 2 Investment Agreements. As discussed below, our Audit Committee and Board of Directors have approved an amendment to the Fab 2 Investment Agreements (the "Amendment") with each of our Wafer Partners and Equity Partners. Although all the Wafer Partners and Equity Partners may sign the Amendment, the signature of Wafer Partners and Equity Partners that in the aggregate are committed to invest no more than $4,400,234 upon the achievement of the fifth milestone (a "Non-Participating Partner") is not a condition to its effectiveness. To date, the Company has entered into the Amendment with each of ICTech, SanDisk, Alliance and Macronix, under the following terms and has entered into a similar amendment with Challenge Fund:


1. Subject to and effective upon the Company receiving all required approvals, the Wafer Partners and the Equity Partners will advance their investments in connection with the fifth milestone payment in two installments.

                          The first installment, which will be in the amount of 60% of the total fifth milestone payment (between $24,201,264 and $26,841,404.40, depending on whether all of our Wafer Partners and Equity Partners sign the Amendment), shall be paid by no later than five business days following the receipt of all required approvals of the Amendment (the "First Installment"). Upon payment of the First Installment, the Wafer Partners and Equity Partners will be issued fully-paid and non-assessable ordinary shares of the Company equivalent to the amount of the First Installment divided by $2.983, which is the average trading price for the ordinary shares during the 30 consecutive trading days preceding the date of board approval of the amendment to the Fab 2 Investment Agreements.

                          The second installment (the "Second Installment"), which will be in the amount of 40% of the total fifth milestone payment (between $16,134,176 and $17,894,269.60, depending on whether all of our Wafer Partners and Equity Partners sign the Amendment), will be paid upon the later of (i) August 1, 2003, and (ii) five business days following the date upon which the Company has raised equity or convertible debt of the Company or any other form of fund raising permitted under our Credit Facility in the amount of (a)
                          $22,105,730, provided that if a Non-Participating Partner does not sign the Amendment, our banks agree to lower the amount that we are committed to raise from such Non-Participating Partner upon the achievement of the fifth milestone, or (b) if a Non-Participating Partner does not sign the Amendment and the banks do not agree to lower the amount that we are committed to raise, $22,105,730 plus the dollar amount that such Non-Participating Partner is committed to invest upon the achievement of the fifth milestone (the "Minimum Financing"). The Minimum Financing must be completed by December 31, 2003. Upon the payment of the Second Installment, the Wafer Partners and Equity Partners will be issued fully-paid and non-assessable ordinary shares of the Company equivalent to the amount of the Second Installment divided by the price per ordinary share of the Company paid in connection with the Minimum Financing (the "Minimum Financing Price"); provided, however, that if the Minimum Financing Price cannot reasonably be calculated from the documents evidencing the Minimum Financing, then the Minimum Financing Price will be the average trading price for the ordinary shares of the Company during the 30 consecutive trading days preceding the date the Second Installment is paid.

2. Between December 31, 2005 and January 31, 2006, each of the Wafer Partners may convert the Wafer Credits it received in connection with its advancement of the fourth milestone payment in October 2002 (the "4th Milestone Wafer Credits") into fully-paid and non-assessable ordinary shares of Tower equivalent to the amount of the 4th Milestone Wafer Credits as outstanding on December 31, 2005 divided by the average trading price for the ordinary shares during the 30 consecutive trading days preceding December 31, 2005 (the "Conversion Price"). The aggregate dollar amount of 4th Milestone Wafer Credits currently outstanding and which may be so converted is $14,667,660.

3. To the extent that any of the Wafer Partners convert their 4th Milestone Wafer Credits into fully-paid and non-assessable ordinary shares, and provided that such amount of converted 4th Milestone Wafer Credits are equivalent to or greater than five percent of the Company's outstanding share capital, we have undertaken to file a registration statement, within a reasonable time following the issuance of the ordinary shares to the Wafer Partners in connection with their conversion of the 4th Milestone Wafer Credits, for the distribution of rights to all of our shareholders (including each of the Equity Partners, but excluding the Wafer Partners), to purchase additional shares in Tower at the Conversion Price to maintain their percentage of ordinary shares held in Tower immediately prior to the conversion of the 4th Milestone Wafer Credits.

4. Upon the Company receiving all required approvals, the parties to the Amendment irrevocably agree to fully and indefinitely waive our obligation to raise an additional $50 million from additional wafer partners in connection with the provisions set forth in the Fab 2 Investment Agreements and related letters with respect to this obligation.

5. The Amendment is subject to the approval of our Audit Committee and Board of Directors, each of which has been obtained, as well as the approval of our shareholders and required Israel governmental agencies, and further provided that the Investment Center shall not have informed the Company that it is not continuing its funding of the Fab 2 project (the "Investment Center Notice"). Subject to the following sentence, the Amendment is further subject to the receipt of the consent of our banks (i) to the postponement of the December 31, 2002 deadline by which we were required to have raised $110 million in equity financing (of which we have raised $86.2 million to date), and (ii) to recognize a portion of the proceeds from the payment of the First
                    Installment in satisfaction of our obligation to raise funds. In the event that pending their approval of the terms of the Amendment our banks agree to provide interim funding in the amount of $33 million (in cash, letters of credit or bank guarantees) and provided the Company has not received an Investment Center Notice, we are currently discussing with the parties to the Amendment the receipt of a commitment to advance to the Company (i) an aggregate amount of $13.3 million of the First Installment payment following the receipt of such interim funding and shareholder approval of the Amendment, and (ii) an additional $213,000 in the aggregate of their fifth milestone commitments (up to a total of $2.5 million in the aggregate from all of the parties to the Amendment) for each $1 million of interim funding in excess of $33 million which the banks agree to provide.

6. Except as expressly set forth above and effective upon payment of the First Installment in full, the Company shall irrevocably waive, forever excuse and release the Wafer Partners and their respective officers, directors and employees, from their obligation to advance the fifth milestone payment as provided for in the Fab 2 Investment Agreements. All other provisions of the Fab 2 Investment Agreements shall remain unchanged.

7. Ordinary shares of Tower to be issued with respect to the fifth milestone payment will be subject to (i) the restrictions on transfer which are applicable to the Wafer Partner's and the Equity Partner's other holdings in Tower in connection with their committed investments, and (ii) registration rights.

         The Audit Committee and the Board of Directors of the Company have each approved this Amendment and recommend that the shareholders of the Company approve the Amendment as it serves to significantly improve our immediate cash position, and though not certain, may induce our banks to agree to a postponement of the December 2002 additional financing date under the Credit Facility or to provide interim funding pending their approval of the terms of the Amendment. Furthermore, the Amendment will require the participating Wafer Partners and Equity Partners to complete their investments under the Fab 2 Investment Agreements even though we did not raise funds from new wafer partners by March 31, 2003 and without our need to achieve the fifth milestone by July 2003, which we do not expect to achieve by its prescribed completion date.


         Any material changes to the terms of the Amendment to the Fab 2 Investment Agreements shall be submitted to the Audit Committee and the Board of Directors of the Company for their approval but shall not, unless required by law or our Articles of Association, be presented to a General Meeting of the Shareholders.


         THE BOARD OF DIRECTORS  WILL PRESENT THE  FOLLOWING  RESOLUTION  AT THE
MEETING:


                "RESOLVED THAT THE AMENDMENT TO THE FAB 2 INVESTMENT AGREEMENTS, PROVIDING FOR THE ADVANCEMENT OF THE FIFTH MILESTONE PAYMENT, ON THE TERMS AS DESCRIBED IN THE PROXY STATEMENT, IS HEREBY APPROVED."


         Since certain Wafer Partners (SanDisk, Alliance and Macronix) and ICTech are deemed to be controlling shareholders as defined in the Companies Law, the approval of these agreements with each of SanDisk, Alliance, Macronix and ICTech, to the extent that they constitute a transaction with a controlling member pursuant to the Companies Law, requires shareholder approval and must satisfy special majority voting requirements as described below.

         This proposal approving the amendments to the Fab 2 Investment Agreements may be subject to special approval provisions of the Companies Law which require that the Proposal be approved by (i) the majority of the votes cast at the Meeting including at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and vote on the Proposal, or (ii) the majority of the votes cast on the Proposal at the Meeting, provided that the total votes cast in opposition to the Proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company.

         EACH SHAREHOLDER VOTING AT THE MEETING OR PRIOR THERETO BY MEANS OF THE ACCOMPANYING PROXY CARD IS REQUESTED TO NOTIFY US IF HE OR SHE HAS A PERSONAL INTEREST IN CONNECTION WITH THIS PROPOSAL AS A CONDITION FOR HIS OR HER VOTE TO BE COUNTED WITH RESPECT TO THIS PROPOSAL. IF ANY SHAREHOLDER CASTING A VOTE IN CONNECTION HERETO DOES NOT NOTIFY US IF HE OR SHE HAS A PERSONAL INTEREST WITH RESPECT TO THIS PROPOSAL NO. 1, HIS OR HER VOTE WITH RESPECT TO THIS PROPOSAL WILL BE DISQUALIFIED. FOR THIS PURPOSE, "PERSONAL INTEREST" IS DEFINED AS: (1) A SHAREHOLDER'S PERSONAL INTEREST IN THE APPROVAL OF AN ACT OR A TRANSACTION OF THE COMPANY, INCLUDING (I) THE PERSONAL INTEREST OF HIS OR HER RELATIVE (WHICH INCLUDES FOR THESE PURPOSES ANY MEMBERS OF HIS/HER IMMEDIATE FAMILY OR THE

SPOUSES OF ANY SUCH MEMBERS OF HIS OR HER IMMEDIATE FAMILY); AND (II) A PERSONAL INTEREST OF A BODY CORPORATE IN WHICH A SHAREHOLDER, OR ANY OF HIS/HER AFOREMENTIONED RELATIVES SERVES AS A DIRECTOR OR THE CHIEF EXECUTIVE OFFICER, OWNS AT LEAST 5% OF ITS ISSUED SHARE CAPITAL OR ITS VOTING RIGHTS OR HAS THE RIGHT TO APPOINT A DIRECTOR OR CHIEF EXECUTIVE OFFICER, BUT (2) EXCLUDES A PERSONAL INTEREST ARISING SOLELY FROM THE FACT OF HOLDING SHARES IN THE COMPANY OR IN A BODY CORPORATE.


         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF ENTERING INTO AMENDMENTS TO THE FAB 2 INVESTMENT AGREEMENTS WITH THE WAFER PARTNERS AND ICTECH CONCERNING THE ADVANCEMENT OF THE FIFTH MILESTONE PAYMENTS.


                                 PROPOSAL NO. 2

         For the purpose of reserving sufficient quantities of shares to permit the issuance of shares in connection with the raising of capital for the Fab 2 project, the Company desires to increase its authorized share capital from 70,000,000 shares NIS 1.00 per share to 100,000,000, NIS 1.00 per share.

         THE BOARD OF DIRECTORS  WILL PRESENT THE  FOLLOWING  RESOLUTION  AT THE
MEETING:

                "RESOLVED THAT THE INCREASE IN THE NUMBER OF THE COMPANY'S AUTHORIZED ORDINARY SHARES TO 100,000,000 AND AUTHORIZED SHARE CAPITAL TO NIS 100,000,000 AND THE AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION TO REFLECT SUCH INCREASE, IS HEREBY APPROVED."

         The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of Proposal No. 2 approving an increase in the Company's authorized share capital.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF AN INCREASE IN THE COMPANY'S AUTHORIZED ORDINARY SHARES TO 100,000,000 AND AUTHORIZED SHARE CAPITAL TO NIS 100,000,000.


                                 PROPOSAL NO. 3

         The Articles of Association of the Company provide for the appointment by the shareholders of the Company of one of the members of its Board of Directors to serve as its chairman. The Company's Board of Directors has nominated Mr. Carmel Vernia to serve, effective June 1, 2003, as a member and the chairman of the Board of Directors of the Company until the annual meeting following his appointment. Mr. Vernia has indicated that if elected, he would be prepared to serve as a member of the Company's Board of Directors as well as its chairman. Mr. Vernia has further indicated that if elected, he would be prepared to dedicate the equivalent of at least four work days a week to the business of the Company.

         MR. VERNIA'S PROFESSIONAL BACKGROUND

         Most recently, Mr. Vernia served as chief scientist in the Government of Israel's Ministry of Industry and Trade. In that position, he was responsible for setting the government's research and development policy and managing a budget dedicated to the growth of Israel's high-tech industry. Previous to that, he spent 16 years with Comverse Technology (Nasdaq: CMVT), a leading provider of software and systems enabling network-based multimedia enhanced communications services. During his tenure there, he served in positions of increasing responsibility, culminating with his appointment to the dual positions of chief operating officer of Comverse and CEO of Comverse Infosys, a subsidiary of Comverse that has since become Verint Systems (NASDAQ: VRNT).

         Mr. Vernia began his career at Intel Corporation (Nasdaq: INTC), where he worked as an application engineer on the world's first single digital-signal-processing (DSP) chip. He earned a master's degree in electrical and computer engineering from the University of California, Davis and a bachelor's degree in electrical engineering from the Technion - Israel Institute of Technology.

         COMPENSATION PACKAGE

         Under Israeli law, the terms of service of the members of the Board of Directors of the Company requires the approval of the Audit Committee, Board of Directors and Shareholders of the Company, in such order. In exchange for services to be rendered by Mr. Vernia as the chairman of the Board of Directors of the Company, each of the Audit Committee and the Board of Directors of the Company has approved the payment to Mr. Vernia of annual compensation at a total cost to the Company of NIS 1,040,000 (approximately $223,200) which includes customary benefits provided to officers of the Company, the future grant of options to purchase up to 1,043,000 ordinary shares of the Company at an exercise price of $2.983 (see below for additional option terms), and termination terms as set forth below. Each of the Audit Committee and the Board of Directors of the Company has also agreed to enter into an exemption and indemnification agreement with Mr. Vernia (see below for the terms of this agreement).

         OPTIONS PACKAGE

         In addition to obtaining the requisite shareholder approval and commencement of Mr. Vernia's service as chairman of the Board of Directors of the Company, the grant of Mr. Vernia's options is conditioned upon and will only take place upon the Company's adoption of an option plan in accordance with Israel's new tax laws and the passing of 30 days from the time of the submission of such plan and the related documentation to the Israeli tax authorities. Israel's new tax laws allow the Company to elect a taxation alternative with respect to the options to be granted under its option plans. In the event the Company seeks to obtain capital gains treatment with respect to Mr. Vernia's options, Mr. Vernia would in general be required to pay 25% capital gains tax on gains from his sale of the Company's ordinary shares purchased through the exercise of his options and Tower would not be entitled to claim any deduction for tax purposes with respect to the issuance of the options to Mr. Vernia.

         The options to be granted to Mr. Vernia will vest over 5 years, with 417,200 options (40%) vesting on May 31, 2005 and an additional 208,600 options (20%) vesting on May 31st of each of 2006, 2007 and 2008. The vesting of the options will be subject to Mr. Vernia's serving as the chairman of the Board of Directors on the relevant vesting date. Other than as set forth below, the options will be exercisable for a period of 5 years from the date on which the options vest. The Company and Mr. Vernia will come to an agreement as to how to value the ordinary shares of the Company in the event that they are not publicly traded at the time of an option exercise.

         In the event of the termination of Mr. Vernia's relationship with the Company, the options to be granted to Mr. Vernia will be treated as follows:

o Should Mr. Vernia voluntarily terminate his relationship with the Company, his vested options will be exercisable during the 1 year period following such termination.

o Should Mr. Vernia choose to terminate his relationship with the Company "with reason" as a result of a "change of control" in the Company, all of his options will become vested and will be exercisable during the 1 year period following such termination.

o Should the Company terminate Mr. Vernia "without cause", any vested options held by Mr. Vernia may be exercised until the final date for the exercise thereof in accordance with the terms of the relevant grant. In addition, should such termination take place during the period between May 31, 2004 and May 30, 2005 a proportional amount of the 417,200 options that would otherwise become vested on May 31, 2005 will vest at such time.

o Should the Company terminate Mr. Vernia for "cause", all his options (including vested options) will terminate at such time.

         TERMINATION PROVISIONS

         Should Mr. Vernia voluntarily terminate his relationship with the Company or should the Company terminate his employment "without cause", he will be paid his regular compensation for a three month period. It has also been agreed that should the Company terminate Mr. Vernia for "cause", the Company may immediately cease to pay him his compensation.

         EXEMPTION AND INDEMNIFICATION AGREEMENT

         Pursuant to the terms of the exemption and indemnification agreement to be entered into between the Company and Mr. Vernia, subject to the limitations set forth in the Israel Companies Law and the Company's Articles of Association, Mr. Vernia will be exempt from liability for breaches of the duty of care owed by him to the Company and indemnified for certain costs, expenses and liabilities with respect to events specified in the exemption and indemnification agreement. Such indemnification will be limited to up to 25% of the then current fully paid-in-equity of the Company (in addition to any amounts paid under insurance) with respect to specified events, in each case of indemnification (including all matters connected therewith).


         THE BOARD OF DIRECTORS  WILL PRESENT THE  FOLLOWING  RESOLUTION  AT THE
MEETING:


                "RESOLVED THAT THE APPOINTMENT OF MR. CARMEL VERNIA, EFFECTIVE JUNE 1, 2003, AS A MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY AS WELL AS ITS CHAIRMAN, ON THE TERMS AS DESCRIBED IN THE PROXY STATEMENT, IS HEREBY APPROVED."


         The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of Proposal No. 3 approving the appointment and terms of appointment of Mr. Carmel Vernia, effective June 1, 2003, as a member of the Board of Directors of the Company as well as its chairman.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE APPOINTMENT AND TERMS OF APPOINTMENT OF MR. CARMEL VERNIA, EFFECTIVE JUNE 1, 2003, AS A MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY AS WELL AS ITS CHAIRMAN.



                                 PROPOSAL NO. 4

         On March 4, 2003, Dr. Yoav Nissan-Cohen and Dr. Rafi Levin notified the Company that they intend to resign from their positions as Co-CEO's of the Company. These resignations will come into effect on June 1, 2003. The Board of the Directors of the Company has nominated Mr. Carmel Vernia to serve, effective June 1, 2003, as the acting CEO of the Company. Mr. Vernia has indicated that if elected, he would be prepared to serve as both chairman of the Company's Board of Directors as well as its acting CEO. Mr. Vernia has further indicated that if elected, he would be prepared to dedicate his full professional time and attention to the business of the Company during the period in which he serves as acting CEO of the Company.

         Under Israeli law, special shareholder approval is required before a company's chairman of its board of directors may serve as its CEO or exercise the powers which the law grants to the CEO. Upon obtaining the requisite shareholder approval, a company's chairman of its board of directors may serve as its CEO or exercise the powers which the law grants to the CEO for a period of up to three years.

         THE BOARD OF DIRECTORS  WILL PRESENT THE  FOLLOWING  RESOLUTION  AT THE
MEETING:


                "RESOLVED THAT THE APPOINTMENT OF MR. CARMEL VERNIA, EFFECTIVE JUNE 1, 2003, AS ACTING CEO OF THE COMPANY FOR A PERIOD OF UP TO 3 YEARS, IS HEREBY APPROVED."


         In accordance with the special approval provisions of the Companies Law, the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon, including the affirmative vote of at least two thirds of the votes of Ordinary Shares present in person or by proxy at the Meeting and voting thereon that are not held by the controlling shareholders of the Company, is necessary for approval of Proposal No. 4 approving the appointment of Mr. Carmel Vernia, effective June 1, 2003, as acting CEO of the Company for a period of up to 3 years. For purposes of the approval of Proposal No. 4, SanDisk, Alliance, Macronix and ICTech are deemed to be controlling shareholders of the Company as defined in the Companies Law.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF MR. CARMEL VERNIA, EFFECTIVE JUNE 1, 2003, AS ACTING CEO OF THE COMPANY FOR A PERIOD OF UP TO 3 YEARS.

         ADDITIONAL INFORMATION


         Foreign Private Issuer. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at
1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA, the offices of the Israel Securities Authority at 22 Kanfei Nesharim Street, Jerusalem Israel, the offices of the Tel Aviv Stock Exchange at 54 Ahad Ha'am Street, Tel Aviv Israel and the offices of the Israeli Registrar of Companies at 97 Jaffa Street, Jerusalem Israel. All documents which we will file on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov.

         Forward-looking Statements. This proxy statement includes forward-looking statements, which are subject to risks and uncertainties. Our actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) our ability to raise funding by the deadlines set forth in our agreement with our banks and/or a failure by us to reach an agreement with our banks to extend the deadlines to raise additional financing in 2002 and 2003 and/or to receive the approval of our banks to the amendment to the Fab 2 investment agreements, our failure to succeed in any of which would result in an event of default of our loan agreement, in which event our banks would have the right to call our loans and exercise their liens against our assets, (ii) obtaining required approvals of our shareholders and regulatory authorities to the amendment to the Fab 2 investment agreements,
(iii) raising at least $22 million before the end of 2003, which is a condition to our major shareholders payment of the remaining portion of the fifth milestone, (iv) our ability to obtain additional financing for the Fab 2 project from equity and/or wafer partners, the Israeli Investment Center, our banks, and/or other sources, as required under the Fab 2 business plan and pursuant to our agreements with our equity and/or wafer partners, banks and the Israeli Investment Center (v) our wafer partners, financial investors and the Investment Center of the State of Israel claiming a breach of the agreements with them and refusing to perform their obligation under such agreements should our banks call our loans, (vi) our satisfaction of all other conditions under our agreements with our Fab 2 equity and wafer partners, the Israeli Investment Center and our banks, (vii) obtaining the approval of the Israeli Investment Center of amendments to our business plan, (viii) completion of the construction of a new wafer manufacturing facility, (ix) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally,
(x) completion of the development and/or transfer of advanced CMOS process technologies to be utilized in our existing facility and in Fab 2, (xi) obtaining additional business from new and existing customers, (xii) market acceptance and competitiveness of the products to be manufactured by us for customers using these technologies, (xiii) ramp-up of production at Fab 2, (xiv) obtaining the required approval of our shareholders to the appointment of Carmel Vernia as Chairman of our Board of Directors and acting CEO, and (xv) possible loss of our exclusive foundry license with Saifun if we fail to meet certain sales levels and other conditions. A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and our business generally, is included at "Risk Factors" in our most recent Registration Statement on Form F-2, as filed with the Securities and Exchange Commission, and the most recent Prospectus as filed with the Israel Securities Authority.

         As a "foreign private  issuer",  we are exempt from the rules under the

Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.


         ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the "Israeli Securities Law"), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law. These documents are available for inspection at our offices at Hamada Avenue, Ramat Gavriel Industrial Park, Migdal Haemek, Israel.


                                           By Order of the Board of Directors,

                                           Idan Ofer
                                           Chairman of the Board of Directors

                                           Migdal Haemek, Israel
                                           April 21, 2003


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